Christopher D. Lueking	Sears Tower, Suite 5800
Director Dial: (312) 876-7680	233 S. Wacker Dr.
christopher.lueking@lw.com	Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

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File No. 024798-0097
August 2, 2007
VIA EDGAR
Yuna Peng
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bally Total Fitness Holding Corporation Application for Qualification of Indenture on Form T-3 Application Number 022 28841 Filed on July 23, 2007
Dear Ms. Peng:
     On behalf of our client, Bally Total Fitness Holding Corporation, we hereby specifically incorporate into the facing page of the above-mentioned Application for Qualification of Indenture the following language pursuant to Rule 7a-9 of the Trust Indenture Act of 1939:
“The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.”
     We respectfully request that comments, if any, in connection with the subject filing be directed to the undersigned at Latham & Watkins LLP, Sears Tower, Suite 5800, 233 South Wacker Drive, Chicago, Illinois 60606 (fax: 312-993-9767).

Sincerely yours,
/s/ Christopher D. Lueking

Christopher D. Lueking of LATHAM & WATKINS LLP

cc:	Marc D. Bassewitz Mark D. Gerstein Roderick Branch